SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

CLEAN COAL TECHNOLOGIES, INC.

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

18450P101

(CUSIP Number)

Elita Natalia Sekar

Jl. Jend. A. Yani, No. 13K

RT 002/RW 002, Tanah Sareal

Bogor 16161

Indonesia

Telephone: (62) 8777-0215-950

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No. 18450P101	2

1	Names of reporting persons. Chateau Asset Management SPC
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 56,000,000
	9	Sole dispositive power 0
	10	Shared dispositive power 56,000,000
11	Aggregate amount beneficially owned by each reporting person 56,000,000
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 6.17%
14	Type of reporting person OO (Cayman Islands Exempt Segregated Portfolio Company)

CUSIP No. 18450P101	3

1	Names of reporting persons. Elita Natalia Sekar
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Indonesia
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 56,000,000
	9	Sole dispositive power 0
	10	Shared dispositive power 56,000,000
11	Aggregate amount beneficially owned by each reporting person 56,000,000
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 6.17%
14	Type of reporting person IN

Item 1. Security and Issuer.

This statement on Schedule 13D (this “statement”) relates to the shares of common stock, par value $0.00001 per share (the “Common Shares”), of Clean Coal Technologies, Inc., a Nevada corporation (the “Issuer”), which has its principal executive offices at 295 Madison Avenue (12th Floor), New York, NY.

Item 2. Identity and Background.

This statement is being filed by the following persons (collectively, the “Reporting Persons”): (i) Chateau Asset Management SPC, (“CAM”), for and on behalf of the ASEAN Mining Development Segregated Portfolio, a Cayman Islands exempted segregated portfolio company and (ii) Elita Natalia Sekar (“Ms. Sekar”), a citizen of the Republic of Indonesia. Ms. Sekar is the sole director of CAM.

The address of the principal business office of each of the Reporting Persons is Regatta Office Park 1st Floor, PO Box 10338, Grand Cayman KY-1003, Cayman Islands. Each of the Reporting Persons is principally engaged in the business of investments in securities.

During the past five years, none of the Reporting Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The 56,000,000 Common Shares of the Issuer to which this statement relates were transferred to CAM by Ventrillion Management Company Ltd (“Ventrillion”) in connection with the full and final settlement of Ventrillion’s obligations under a Funding Agreement dated December 6, 2011 (as amended by the Amendment Agreement (as defined below)) (the “Funding Agreement”) entered into between Ventrillion, CAM and PT Chateau Capital (“PTCC”).

Item 4. Purpose of Transaction.

CAM acquired the 56,000,000 Common Shares of the Issuer in connection with the full and final settlement of Ventrillion’s obligations under a Funding Agreement dated December 6, 2011.

Asset Transfer Agreement

On December 12, 2012, CAM entered into an asset transfer agreement (the “Asset Transfer Agreement”) with Ventrillion and PTCC relating to the settlement of Ventrillion’s remaining financial commitments under the Funding Agreement. The Asset Transfer Agreement provides that Ventrillion and CAM shall, within 90 days of the date of the Asset Transfer Agreement (the “Closing Date”), enter into a written agreement setting forth a description of the assets to be delivered by Ventrillion to CAM under the terms of the Asset Transfer Agreement, provided that the fair market value of the assets to be delivered by Ventrillion to CAM pursuant to the terms thereof shall not be less than $5 million.

On February 20, 2013, Ventrillion, CAM and PTCC entered into a supplemental agreement to the Asset Transfer Agreement (the “Supplemental Asset Transfer Agreement”) to set out the nature of the assets which shall constitute the “Settlement Assets” for purposes of the Asset Transfer Agreement. Subsequently, on February 20, 2013, Ventrillion, CAM and PTCC entered into an amendment agreement to the Asset Transfer Agreement (as amended by the Supplemental Asset Transfer Agreement) and the Funding Agreement (the “Amendment Agreement”) to modify certain provisions of each agreement, including extension of the Closing Date of the Asset Transfer Agreement (as amended by the Supplemental Asset Transfer Agreement) to on or before June 13, 2013 and the transfer of all of PTCC’s rights and responsibilities under the Asset Transfer Agreement (as amended by the Supplemental Asset Transfer Agreement) and the Funding Agreement to CAM. Thereafter, Ventrillion and CAM elected not to proceed with the transactions contemplated by the Asset Transfer Agreement (as amended by the Supplemental Asset Transfer Agreement and the Amendment Agreement) (the “Original Asset Transfer Agreement”).

The Asset Transfer Agreement provides by its terms that CAM may assign all or part of its rights under the Asset Transfer Agreement to one or more third parties. CAM has assigned a portion of its rights under the Asset Transfer Agreement to Vega Limited (“Vega”), an exempt company incorporated under the laws of the Cayman Islands, as set out in the following paragraphs.

On December 31, 2013, Ventrillion and CAM, a Cayman Islands exempted company, entered into an amended and restated supplemental agreement to the Original Asset Transfer Agreement (the “Amended and Restated Supplemental Asset Transfer Agreement”) whereby Ventrillion and CAM agreed to further extend the Closing Date from June 13, 2013 to December 31, 2013 and Ventrillion agreed to (i) transfer to Vega 44,000,000 Common Shares of the Issuer, (ii) transfer to CAM the 56,000,000 Common Shares of the Issuer to which this statement relates, (ii) assign to each of CAM and Vega certain rights under the Registration Rights Agreement dated December 5, 2012 made between Ventrillion and the Issuer, pursuant to which the Issuer had agreed to provide to Ventrillion customary piggyback and demand registration rights with respect to the Common Shares of the Issuer acquired and to be acquired by Ventrillion (the “Registration Rights”) and (iii) issue a promissory note in favor of Vega for the sum of $200,000 (the “Promissory Note”), as full and final settlement of Ventrillion’s obligations under the Funding Agreement.

To effect the terms of the Original Asset Transfer Agreement (as amended by the Amended and Restated Supplemental Asset Transfer Agreement), on December 31, 2013, Ventrillion, CAM and Vega entered into an assignment and assumption agreement in respect of the Registration Rights (the “Registration Rights Assignment and Assumption Agreement”) and Ventrillion issued the Promissory Note to Vega.

General

CAM will review its investment in the Issuer on a continuing basis. Depending on the overall market conditions, performance and prospects of the Issuer, other investment opportunities available to CAM, and the market prices of the Common Stock of the Issuer and other investment considerations, CAM may hold, vote, acquire or dispose of or otherwise deal with securities, or suggest or take a position with respect to the management, operations or capital structure, of the Issuer, including by taking, proposing or supporting one or more of the actions described in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

As part of CAM’s process of reviewing its investment in the Issuer, CAM may engage in communications with the Issuer’s directors, management, stockholders and third parties regarding the corporate governance, business, operations, strategy or future plans (including proposed corporate transactions of a significant nature) of the Issuer, including any plans or proposals regarding the same. CAM may, at any time and from time to time, review or reconsider its position and/or change its purpose and/or formulate plans, strategies or proposals and take such actions with respect to its investment in the Issuer, including any or all of the actions described in the foregoing paragraph. Any of the foregoing actions may be effected at any time or from time to time.

References to, and descriptions of, the Asset Transfer Agreement, the Amendment Agreement, the Amended and Restated Supplemental Asset Transfer Agreement, the Registration Rights Assignment and Assumption Agreement and the Promissory Note as set forth herein are not intended to be complete and are qualified in their entirety by reference to the Asset Transfer Agreement, the Amendment Agreement, the Amended and Restated Supplemental Asset Transfer Agreement, the Registration Rights Assignment and Assumption Agreement and the Promissory Note, respectively, copies of which are filed as Exhibits 2, 3, 4, 5 and 6, respectively, to this statement and which are incorporated by reference in this Item 4 in their entirety.

Item 5. Interest in Securities of the Issuer.

(a) CAM is the holder of 56,000,000 Common Shares of the Issuer, which represents 6.17% of the Common Shares outstanding based on information provided by the Issuer as at the date of this statement. Ms. Sekar is the sole director of CAM. As such, each of the Reporting Persons may be deemed to share beneficial ownership of the Common Shares held by CAM. The Reporting Persons may be deemed to be acting as a group in relation to their respective holdings in the Issuer but do not affirm the existence of any such group.

(b) Each of the Reporting Person has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of none of the Common Shares of the Issuer. Each of the Reporting Persons has the shared power to vote or to direct the vote and the shared power to dispose or to direct the disposition of 56,000,000 Common Shares of the Issuer.

(c) On December 31, 2013, CAM acquired 56,000,000 Common Shares of the Issuer pursuant to the Amended and Restated Supplemental Asset Transfer Agreement as described in Item 4 above. Except for the acquisition of Common Shares pursuant to the Amended and Restated Supplemental Asset Transfer Agreement, during the past 60 days none of the Reporting Persons has effected any transactions in the Common Shares of the Issuer.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth, or incorporated by reference, in Item 4 of this statement is hereby incorporated by reference in this Item 6. Except as otherwise described in this statement, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above, and between any such persons and any other person, with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement

Exhibit 2	Asset Transfer Agreement, dated December 12, 2012, by and among Ventrillion Management Company Ltd, Chateau Asset Management SPC and PT Chateau Capital.

Exhibit 3	Amendment Agreement to Asset Transfer Agreement and Funding Agreement, dated February 20, 2013, by and among Ventrillion Management Company Ltd, Chateau Asset Management SPC and PT Chateau Capital.

Exhibit 4	Amended and Restated Supplemental Agreement to Asset Transfer Agreement, dated December 31, 2013, by and between Ventrillion Management Company Ltd and Chateau Asset Management SPC.

Exhibit 5	Registration Rights Assignment and Assumption Agreement, dated December 31, 2013, by and between Ventrillion Management Company Ltd, Chateau Asset Management SPC and Vega Limited.

Exhibit 6	Promissory Note, dated December 31, 2013, by Ventrillion Management Company Ltd in favour of Vega Limited.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 31, 2013

Chateau Asset Management SPC

By:	/s/ Elita Natalia Sekar
Name:	Elita Natalia Sekar
Title:	Director

Elita Natalia Sekar

/s/ Elita Natalia Sekar
Name:	Elita Natalia Sekar